                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MICRA SOUNDCARDS INC.
                             ---------------------

             (Exact name of Small Business Issuer in its Charter)

Ontario, Canada                                                   N/A
--------------------------------------------------------------------------------
(State or Other Jurisdiction of               I.R.S. Employer Identification No.
Incorporation or Organization)

2916 South Sheridan Way, 3/rd/ Floor, Oakville, Ontario, Canada        L6J 7J8
--------------------------------------------------------------------------------
(Address of Principal Executive Office)                            (Zip Code)

                                (905) 829-2300
                                --------------
               (Issuer's Telephone Number, Including Area Code)

          Securities to be registered under Section 12(b) of the Act:

    Title of Each Class to                    Name of Each Exchange on which
       be so Registered                         Class is to be Registered

            None                                             None


       Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Shares, without nominal or par value
                  -------------------------------------------
                               (Title of Class)

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)     BUSINESS DEVELOPMENT

Micra Soundcards Inc. ("Micra" or the "Company") was incorporated as "1095137 Ontario Limited" in August, 1994 pursuant to the Business Corporations Act (Ontario) (the "OBCA"). The Company subsequently changed its name to "Micra Soundcards Inc." in July, 1996 and amended its authorized share capital in April, 1999. The Company has two wholly-owned subsidiaries incorporated under the OBCA, Micra Sound Sports Inc. ("Micra Sound Sports") and Mitaca Marketing Inc. ("Mitaca"). Unless otherwise indicated, all references in this registration statement to the Company include Micra and each of its subsidiaries. The Company's principal business office is located at 2916 South Sheridan Way, 3rd Floor, Oakville, Ontario, Canada and its telephone number is (905) 829-2300 and facsimile number is (905) 829-2308.

(b)     BUSINESS OF THE COMPANY

Products and Services

The Company is in the business of manufacturing and marketing "talking" cards which combine images of certain personalities or events and digital audio recordings concerning that person or event ("Soundcards") with playback units ("Players") which enable the users to playback the audio recordings on the Soundcards. Micra has devoted several years to developing the proprietary technology embedded in the Soundcards to permit high quality digital sound, whether voice or music, to be played and replayed through the Players.

Micra currently markets two distinct models of its products: (i) a Soundcard and Player combination, featuring replaceable batteries, volume control and an on/off switch, designed for the card collector and mass retail markets; and (ii) a stand alone Soundcard, where all the electronics are embedded in the card itself, designed for the promotional market. Both versions of the Soundcard measure 2.5 inches by 3.5 inches, while the player Soundcard is only 2 mm thin and the stand alone Soundcard is 3 mm thin. All Soundcards and Players can be manufactured to meet customer requirements. The audio recording can range in duration from 3 to 90 seconds for the stand alone version and from 3 to 180 seconds for the Player version. The selling price for each Soundcard will vary depending on the quantity ordered as well as the duration and frequency of the audio recording. Each of the Soundcards as well as the Player have been patented. See "Business of the Company - Intellectual Property".

Initially, the Company concentrated on the trading card sector, aiming to "revolutionize" a market which it perceived was ripe for a new idea. While Micra continues to focus on the trading card market, the market response to the Soundcard to date has dictated that the Company look beyond traditional retail markets for trading card type products. As a result of these diversification efforts, the Company has identified and intends to target three distinct markets for the Soundcard: (i) the traditional sports trading card market; (ii) non-traditional markets for trading cards; and (iii) the corporate promotional market.

The Sports Trading Card Market: The sports trading card market is over 100 years old and has evolved into a sophisticated business appealing to a broad cross section of the population, from serious collectors to school age children looking to collect memorabilia about their sports heroes. In 1997, Robert Brill, the founder of "The Brill Report", now entitled "Tradefax", was engaged on behalf of the Company to prepare a report on the state of the sports trading card industry (the "Brill Study"). According to the Brill Study, new technologies and marketing strategies have driven up the price of sports trading cards in recent years. Increases in selling prices for sports trading cards in recent years are attributable to technological advances such as the enhanced quality of the cards through higher quality finishes, the use of holograms and ultraviolet ("UV") coatings. Industry participants such as The Upper Deck Company LLC ("Upper Deck"), Playoff Corp. ("Playoff") and Fleer/Skybox International ("Fleer/Skybox") have also undertaken many changes in product design and packaging with the introduction of low to high quality sets of trading cards, autographed cards, limited production runs and cards with "game worn" pieces of equipment woven into the card itself. In 1998, Fleer/Skybox released metal cards as an insert into a regular pack of cards, which retail for US$6.00 per pack.

Furthermore, The Topps Company ("Topps") is about to release metal cards where seven packs of cards and one chromium card are packaged in a tin with a suggested retail price of US$20.00 per tin. In management's opinion, these trends demonstrate that the market has accepted pricing based on perceived differences in product quality and value. As a result, the Company intends to position the Soundcard as a premium quality product. The proposed retail price of US$6.95 to US$7.95 for the Soundcard is expected to compare favourably with other, lesser quality cards.

The Brill Study also confirmed that during the period 1992 to 1997 overall revenue of trading card manufacturers peaked at approximately US$1.0 billion in 1994 as follows:

                             (in millions of US $)

      1992        1993         1994          1995         1996        1997
      ----        ----         ----          ----         ----        ----

      912.5       927.4       1,027.7        858.9        734.8       532.3


With the overall sports trading card market facing declining sales, industry participants are actively searching for new and innovative products such as the Soundcard to revitalize the sports trading card business. Accordingly, the Company is currently examining the possibility of obtaining licenses from the National Hockey League, Major League Baseball and the National Football League.

Non-Traditional Markets for Trading Cards: Historically, the term "trading cards" has been reserved for use in connection with cards bearing images of baseball, football, basketball and hockey personalities. These cards are typically sold through three venues, namely (i) hobby shops and similar retailers that specialize in trading cards and related memorabilia; (ii) convenience stores and select department stores; and (iii) vending machines. However, based on market research over the past five years and inquiries from various entities regarding the Company's products, the Company believes that significant opportunities for its Soundcards exist beyond the traditional major league sports properties and typical distribution channels. As a result, the Company intends to pursue licenses for various properties from or relating to the World Wrestling Federation Entertainment Inc. ("World Wrestling Federation"), World Championship Wrestling, Playboy, the Audubon Society, the National Collegiate Athletic Association, Star Trek, Formula 1 Racing and Pokemon. Similarly, the Company has also received inquiries from, and is currently exploring potential distribution possibilities through, alternative distribution channels such fast food outlets, breweries, soft drink manufacturers, gas stations and direct mail.

The Corporate Promotional Market: Various corporations and other entities have also expressed to the Company an interest in using the Soundcard as a vehicle for corporate promotions. The Company believes that the Soundcard is an excellent vehicle to promote new products and distribute corporate mission statements. Micra therefore intends to pursue sales opportunities for the Soundcard by working directly with corporations and other entities to develop Soundcards for use in connection with specific corporate promotions and marketing campaigns.

Sales and Marketing

To date, distribution of the Soundcards has been restricted primarily to sales of Paul Henderson's "Goal of the Century" card and Michael Jordan's "Game Call" card over the Internet through Bid.Com International Inc. ("Bid.Com"). These sales represented the first "as-marketed test" of the Soundcard. Based on this experience, management is confident that the concept of a "talking card" has gained consumer acceptance and can be commercially successful at the price points established by the Company.

In July 1999, Micra participated in The 20/th/ National Sports Collectors Convention in Atlanta, Georgia (the "National"), the trading card industry's premier showcase event. At the National, the "talking card" concept and suggested pricing was well received. In addition, Micra gained further insight into the marketing requirements for its Soundcards. Specifically, the Company determined that: (i) the Soundcards should be launched as a series of at least three Soundcards per property or personality; (ii) the commercial success of each

Soundcard will be contingent on the popularity of the property or personality; and (iii) the target market need not be limited to individuals between the ages of four and fourteen years of age.

Micra has also concluded that currently one of the most popular properties is World Wrestling Federation personalities and events. Consequently, Micra intends to launch an initial series of three Soundcards featuring World Wrestling Federation personalities in November 1999 via a direct response program through an official World Wrestling Federation publication. Concurrently, the Soundcards will also be featured for sale on Bid.Com's website.

The Company's sales and marketing plan contemplates that Micra secure 3 to 6 additional licenses prior to the end of December 1999, yielding 12 to 24 additional Soundcards. In the meantime, management has developed and is now finalizing retail packaging and trade presenter kits and, as soon as the first 12 cards have been manufactured, a major retail initiative will be launched. In anticipation of its retail launch, the Company has been actively identifying and initiating discussions with potential sales agents, distributors and dealers to penetrate three distinct market segments: (i) the hobby segment, (ii) the mass retail segment, and (iii) the promotional, business to business segment. In the future, the Company also intends to expand its sales and marketing program by actively participating in additional trade shows, implementing advertising campaigns through various forms of media and pursuing other direct marketing initiatives.

Until its Soundcards are launched on a retail basis, Micra will continue to work with three corporations to sell and distribute its Soundcards, either directly to consumers or via corporate promotions. The following is a brief summary of the Company's existing sales and distribution arrangements.

In 1998, the Company entered into a distribution agreement with Bid.Com for the sale of the Company's products through Bid.Com's Internet online auction site. Pursuant to that agreement, the Company granted to Bid.Com the exclusive, world-wide right to market, distribute and sell selected Soundcards and the Player over the Internet and any other form of computer-generated electronic commerce. The Company also granted Bid.Com a right of first opportunity to negotiate, on a case by case basis, the non-exclusive world-wide right to market, distribute and sell the Player and selected Soundcards through other means. In order for the exclusivity to remain in effect, Bid.Com must place minimum orders of 50,000 Soundcards for each card developed by Micra. To date, Bid.Com has ordered an aggregate of 155,000 Soundcards and 150,000 Players from the Company.

Micra has also entered into an agreement with Intervisual Books, Inc. ("IBI"), a world leader in creating and developing pop-up and dimensional books for all ages, whereby the Company has agreed to manufacture, and IBI has agreed to purchase from the Company, Soundcards bearing images and audio recordings relating to selected World Wrestling Federation events and personalities. IBI, a public company trading on NASDAQ, is an authorized licensee of the World Wrestling Federation which enables IBI to market and sell Soundcards relating to World Wrestling Federation events and personalities. To date, IBI has purchased 35,000 Soundcards from the Company for resale through its distribution channels. Micra also intends to sell Soundcards on a retail basis and directly to consumers through a direct response program through advertisements in the World Wrestling Federation's official magazine.

In addition, Micra has entered into a distribution agreement with HA-LO Canada Inc. ("HA-LO"). With over 30,000 corporate clients, 2,000 selling agents and 45 offices throughout the world, HA-LO is the largest distributor of promotional products in North America. Pursuant to its agreement with HA-LO, the Company has granted to HA-LO the non-transferable, worldwide right and license to market, distribute and sell Soundcard to corporate clients of HA-LO. Although the Company has yet to make any sales of its product through HA-LO, the Company understands that HA-LO is currently in the final stages of developing promotional campaigns for at least three significant clients which utilize the Soundcards.

Competition

The Company expects that substantially all of its revenues will be derived from the manufacture and distribution of its Soundcards and Players. Although Micra's Soundcard and Player combination has no direct competition of which the Company is aware, the Soundcard and Player compete generally with several traditional paper based trading cards, some of which include audio features, as well as numerous other toys and novelty items. Micra's products compete primarily on the basis of uniqueness, quality, price and reliability.

The traditional trading card market in North America is intensely competitive and is dominated by several large trading card companies such as Upper Deck, Topps, Playoff, Pacific Trading Cards and Fleer/SkyBox. Typically, these competitors are fully integrated companies that have greater resources that the Company, their own manufacturing capabilities, established licensing arrangements and extensive sales and distribution channels.

In addition to traditional trading card companies, the Company is aware of at least three other companies that manufacture or have manufactured "talking" trading cards which compete or may compete with the Company's patented Soundcards. To the best of the Company's knowledge, none of these companies offers a card and player combination. The first card, which has a lenticular front thereby adding motion to the image, was manufactured briefly by Topps in 1998. The Company understands that Topps no longer produces its "talking" trading card on a commercial basis. Micra nevertheless believes that the Soundcard compares favourably with the Topps card, as the Topps card is approximately one quarter of an inch in thickness which is significantly bulkier than the Company's Soundcard, has relatively poor sound quality and, as of 1998, was priced considerably higher than the Soundcard. The second card was manufactured briefly by Prime Time, but management has been informed that Prime Time has ceased doing business. The third card is a relatively new card which is marketed under the name Protalk Talking Card. The Protalk Talking Card is similar in design to Micra's stand-alone Soundcard in many respects. In addition, it has good sound quality and the batteries are replaceable. However, the Protalk Talking Card is not patented and the Company is currently investigating whether it infringes certain of the Company's patents. See "Legal Proceedings".

Raw Materials and Supplies

The principal raw materials used in the production of the Company's products are silicon voice chips and standard, readily available electronic, plastic and hardware components. The Company does not anticipate difficulties in obtaining raw materials as all the raw materials it uses are readily available from a number of different sources. The Company may be vulnerable to price fluctuations with respect to the silicon voice chips used in its products. These voice chips have experienced a high level of price volatility in the past depending upon supply and demand conditions in the marketplace. Although this has not proven to be a problem to date, the Company has adopted a policy of quoting final pricing to its customers only after securing firm quotes from its suppliers in order to address any potential volatility in the price of voice chips.

Micra does not have any production facilities and therefore subcontracts its manufacturing requirements to third parties. Techno Mind Ltd. ("Techno Mind") manufactures the Soundcards and Players for the Company. Techno Mind, which is located in Hong Kong and has production facilities in China, specializes in voice and music related products. Micra has been informed that Techno Mind has been involved in the manufacture of products using sound chip technology for over ten years and is an ISO 9001 registered company. The standalone Soundcard is manufactured for the Company by Bliss Electronics ("Bliss") which has production facilities located in Taiwan and Shenzhen, China. All of the Company's graphic design, printing and packaging requirements and purchasing of electronic components are subcontracted to third parties at prevailing market rates.

In order to produce the Soundcards, the Company has and continues to seek licences of intellectual property granting to it or its wholly-owned subsidiary, Micra Sound Sports, the right and license to use, print, duplicate and otherwise reproduce names, likenesses and voices of certain personalities or events. To assist the Company in obtaining these licenses, the Company and Micra Sound Sports have retained Price International Inc. on a non-exclusive basis to identify appropriate licensing opportunities, assist in the preparation of proposals and to facilitate negotiations with potential licensors. See "Business of the Company - Intellectual Property".

Customers

Although the Company to date has made sales of its product only to Bid.Com and IBI, it has entered into agreements for the distribution and acquisition of its products with Bid.Com, HA.LO and IBI. Furthermore, the Company is currently in the process of identifying and negotiating similar agreements with distributors, retailers and business entities in order to penetrate its three target markets. See "Business of the Company - Sales and Marketing."

Intellectual Property

In order to protect its rights to its intellectual property, the Company relies on a combination of patent, trademark and copyright law and confidentiality and assignment of intellectual property arrangements with its employees, consultants, suppliers, customers and others. To the extent commercially reasonable, the Company seeks to patent all key concepts, components, protocols and other inventions and obtain trademark protection for all trade names, business names and logos that it considers to have value. The objective of the Company's patent strategy is to obtain an exclusive and preferential position in product concept, design features, performance and cost, while the objective of its trademark strategy is to establish and preserve name recognition and brand loyalty within its target markets.

The following table summarizes the Company's patents and registered and common law trademarks, as well as all applications for patents and trademark applications made on behalf of the Company to date.

               Title                                  Status             Jurisdictions
               -----                                  ------             -------------
PATENTS:       Squeezable Talking Trading             Granted            United States (3 patents),
               Cards                                                     Australia, Germany, France, Italy,
                                                                         Sweden and Great Britain

                                                      Pending            Canada, Spain and Australia


               Talking Trading Card                   Granted            United States
               Player System
                                                      Pending            United States (CIP filings), Canada
                                                                         and Europe

               Talking Trading Card with              Pending            United States
               Hinged Face Panel

               Talking Motion Card and Player         Pending            United States

               Backlit Talking Motion Card and        Pending            United States
               Player

               Talking LCD Card and Player            Pending            United States

TRADEMARKS:    MICRA                                  Granted            United States and Canada

               MICRA SOUNDCARDS                       Granted            United States and Canada


               MICRA TALKING CARDS                    Granted            United States and Canada

               Stylized Speaker Design                Allowed            United States and Canada

In order to manufacture and distribute its products, the Company licenses certain intellectual property rights from third parties. To date, the Company has entered into licensing arrangements with the following third parties pursuant to which the Company has been granted a license to use certain likenesses, images and voices in the production of Soundcards:

Licensor                           Licensed Rights
--------                           ---------------
Ficel Marketing Corp.              .    likeness and image of Paul Henderson scoring the winning goal in the final game of the 1972 Canada-Soviet Union hockey series
                                   .    voice of Foster Hewitt broadcasting the winning goal by Paul Henderson

The Upper Deck Company, LLC        .    name, likeness and voice of Michael Jordan scoring the winning basket in the final game of the 1998 National Basketball Association playoffs
                                   .    voice of Bob Costas broadcasting the winning basket by Michael Jordan in
                                   .    the final game of the 1998 National Basketball Association playoffs
                                   .    specified trademarks of Upper Deck

Intervisual Books, Inc.            .    likenesses, physical characteristics and sound recordings relating to World
                                        Wrestling Federation  personalities and events
                                   .    specified trademarks of the World Wrestling Federation


Governmental Regulations

No governmental license or approval known to the Company is required in connection with the manufacture or sale of the Company's current products and there are no extraordinary governmental regulations known to the Company which affect its ability to sell or produce its products.

Research and Development

Since its formation, Micra has undertaken significant research and development to prepare its products for market. During the three year period ended August 31, 1998, the Company spent an aggregate of C$332,070 on research and development of its products. The Company's current research and development efforts are primarily directed to reducing production costs, improving product quality and consistency and identifying new features and innovations for future products such as motion cards. To the extent that the Company is successful in developing new products, features and innovations, the Company is committed to making all necessary filings and applications under applicable intellectual property legislation to fully protect such developments.

Environmental Compliance

There are no environmental laws known to the Company which affect any of its operations or which would affect its operations as they are currently constituted. The Company is not involved in a business which involves the use of materials which are likely to result in the violation of any existing environmental rules and or regulations nor does it own any real property which would lead to liability as a land owner.

Employees

The Company currently has three full time employees and two contract employees. The Company has no collective bargaining agreements with any of its employees and believes that its relations with its employees are satisfactory. As the business of the Company develops, it is expected that additional employees will be hired by the Company. See "Management's Discussion and Analysis - Plan of Operation".

Reports to Security Holders

The Company does not currently file any reports with the Securities Exchange Commission (the "SEC"). In the event that the Company files any materials with the SEC, the public may read and copy such materials at the SEC's Public Reference Room located at 450 Fifth Street, N. W., Washington, D. C., 20549 or utilize the SEC's website at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.


(c)  FOREIGN (CANADIAN) COMPANY

Enforceability of Civil Liabilities Against Foreign Persons

The Company and its officers, directors and auditors are residents of Canada and all of the assets of the Company are or may be located outside the United States. As a result, service of process may be effected upon the Company through the officers of the Company, in Canada, but it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the United States Securities Act of 1933, as amended (the "Securities Act") or state securities laws. The Company believes that a judgment of a United States court predicated solely upon civil liability under the Securities Act would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. If investors have questions with regard to these issues, they should seek the advice of their individual counsel. The Company has also been informed by its Canadian legal counsel, Wildeboer Rand Thomson Apps & Dellelce, that pursuant to the Currency Act (Canada), a judgment by a court in any Province of Canada may only be awarded in Canadian currency. Pursuant to the provision of the Courts of Justice Act (Ontario), however, a court in the Province of Ontario shall give effect to the manner of conversion to Canadian currency of an amount in a foreign currency, where such manner of conversion is provided for in an obligation enforceable in Ontario.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

General Description of the Company

The Company was incorporated as "1095137 Ontario Limited" in August, 1994 pursuant to the Business Corporations Act (Ontario) (the "OBCA"). The Company subsequently changed its name to "Micra Soundcards Inc." in July, 1996.

Basis of Discussion

The following discussion is based primarily on the financial statements of the Company for the years ended August 31, 1998 and 1997. The following discussion and analysis of the financial position of the Company should be read in conjunction with the aforesaid financial statements.

The contents of this management discussion and analysis include statements about the future prospects of the Company and may be forward looking statements. Reliance should not be placed on these forward looking statements because they involve risks and uncertainties which may cause actual performance and results to differ materially from the performance and results implied in such forward looking statements. The Company has identified certain factors which may cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such factors include but are not limited to: product development and technological change, ability to manage growth, product acceptance, manufacturing risk, competition, industry growth, potential fluctuations in quarterly financial results, protecting proprietary technology, risk of third party claims for infringement, product defects and product liability, control of production and product quality, reliance on a limited number of suppliers, customer dependency, limited financial resources/needs for future financing, dependence on key personnel, currency risk, continued use and expansion of the internet, control of shares by management, enforceability of civil liabilities, possible anti-takeover effect of certain charter provisions and risks relating to the year 2000. See "Exhibit 99 - Risk Factors".

Plan of Operation

Substantially all of Micra's resources and efforts to date have been devoted to the development and commercialization of its products. As at August 31, 1999, Micra had recorded revenues of only C$1.1 million and had incurred expenses in the aggregate of C$1.2 million in connection with its initial operations. Presently, the Company has sufficient capital resources to satisfy its working capital requirements for approximately the next six months.

Over the next twelve months, the Company anticipates that significant capital expenditures and additions to corporate overhead will be incurred. These expenses include retaining wholesalers, distributors, sales agents and dealers to penetrate the Company's target markets; hiring a Chief Financial Officer and additional office staff, development of new products and innovations to existing products, obtaining licenses for specific properties and personalities, and acquiring additional moulds for use in the production of the Company's products.

To satisfy these requirements, the Company intends to raise approximately C$1.0 million over the next twelve months. The Company believes that the proceeds of such financings, together with anticipated revenues from the sale of its products, will be sufficient to satisfy its ongoing working capital requirements. Until such time as the Company is generating sufficient cash from sales of its products, the survival of the Company will be dependent largely on its ability to continue to raise capital through the issuance of stock.

Fiscal 1998 compared to Fiscal 1997

During the period from incorporation to August 31, 1998, the Company incurred aggregate costs of C$472,857 to develop its products. These costs have been capitalized and remain the largest asset of the Company as at August 31, 1998.

Throughout the period from the date of incorporation to August 31, 1998, the Company has had no revenues and has incurred losses in each year. The loss for the year ended August 31, 1998 totaled C$281,004 and for the year ended August 31, 1997 was C$66,691.

The Company has financed development costs and operating costs through the issuance of common shares. Until recently, common shares had been issued at prices from C$0.25 to C$0.50 per share, with a total of C$150,502 raised in fiscal 1997 and a further C$829,873 raised in fiscal 1998.

In the future, the performance of the Company will be measured by the net income and earnings per share generated once product sales commence.

Recent Developments

Since August 31, 1998, several key events have taken place as described below:

 .   The Company received a patent for its Soundcard/Player combination in
    December, 1998 and was issued a third patent for its stand-alone Soundcard in August, 1999.

 .   The Company raised an additional C$735,000 through the issuance of 550,278 shares of common stock at prices ranging from C$0.65 to C$1.75 per share and warrants to purchase an additional 155,857 shares of common stock at exercise prices of C$1.75 per share or US$1.65 per share.

 .   The Company incorporated two subsidiaries: Micra Sound Sports and Mitaca.
    Micra Sound Sports was incorporated in May, 1999, and is engaged in the business of obtaining product licenses for use in producing Soundcards. Mitaca was incorporated in October, 1999, and is engaged in the business of distributing the Company's products through retail channels.


ITEM 3.  PROPERTY

The Company currently leases 4,000 square feet of office space at 2916 South Sheridan Way, Oakville, Ontario. The lease for the premises expires in April, 2004 and provides for annual net lease payments of C$10.50 per square foot in the first year, increasing by C$0.50 per square foot each year during the five year term of the lease.

The Company does not currently maintain any investments in real estate, real estate mortgages or persons primarily engaged in real estate activities, nor does it expect to do so in the foreseeable future.


ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS OF 5% OF
STOCK

The following table sets forth certain information regarding the beneficial ownership of the common shares of the Company as of October 13, 1999 by (i) each person who is known by the Company to beneficially own more than 5% of the issued and outstanding common shares of the Company; (ii) each of the Company's executive officers and directors; and (iii) all of the Company's executive officers and directors as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares beneficially owned by them subject to community property law where applicable. As of October 13, 1999, there were 5,856,478 common shares of the Company issued and outstanding. Each common share entitles the holder thereof to one vote in respect of any matters that may properly come before the shareholders of the Company. To the best of the knowledge of the Company, there exist no arrangements that could cause a change in voting control of the Company.

-----------------------------------------------------------------------------------------------
                                                       Common Shares         Percentage of
Name                Address                                                 Issued Shares/(8)/
-----------------------------------------------------------------------------------------------
Dieter Doederlein   2046 Kawartha Crescent              1,107,500/(1)/           18.9%
                    Mississauga, Ontario
                    Canada
                    L5H 3P9

--------------------------------------------------------------------------------------------

Dale Newman         125 Gidleigh Park Crescent          1,745,000/(2)/           29.8%
                    Woodbridge, Ontario
                    Canada
                    L4H 1H9

--------------------------------------------------------------------------------------------

James Lewis         R.R. #1                                20,000/(3)/            0.3%
                    Kirkfield, Ontario
                    Canada
                    K0M 2B0

--------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                       Common Shares         Percentage of
Name                Address                                                 Issued Shares/(8)/
----------------------------------------------------------------------------------------------
Paul Sansom         1438 Chasehurst Drive                  20,000/(4)/            0.3%
                    Mississauga, Ontario
                    Canada
                    L5J 3A7

----------------------------------------------------------------------------------------------

Troy Pocaluyko      2258 Heidi Avenue                      20,000/(5)/            0.3%
                    Burlington, Ontario
                    Canada
                    L7M 3W4

----------------------------------------------------------------------------------------------

Michael Knowlton    2000 The Collegeway                   150,000/(6)/            2.6%
                    Unit 24
                    Mississauga, Ontario
                    Canada
                    L5L 5Y9

----------------------------------------------------------------------------------------------

Tony Sharp          43 Macklingate Court                  300,000/(7)/            5.2%
                    Toronto, Ontario
                    Canada
                    M1V 3W4

----------------------------------------------------------------------------------------------

Officers and                                            3,362,500                57.4%
Directors as a Group

----------------------------------------------------------------------------------------------

Notes:

(1) Includes 107,500 common shares registered in the name of 879314 Ontario Inc., a company controlled by Mr. Doederlein's spouse.
     Mr. Doederlein also holds options to acquire 100,000 common shares. See "Description of Securities - Stock Options".
(2) Includes 1,425,000 common shares registered in the name of The M2000 Group Inc., a company controlled by Dale Newman. Mr. Newman also holds options to acquire 100,000 common shares. See "Description of Securities - Stock Options".
(3) Mr. Lewis also holds options to acquire 134,400 common shares and as of July 1, 1999 was entitled to be issued a further 100,000 common shares pursuant to a financial advisory agreement with the Company. See "Description of Securities - Stock Options" and "Certain Relationships and Related Transactions".
(4) Mr. Sansom also holds options to acquire 608,000 common shares. See "Description of Securities - Stock Options".
(5) Mr. Pocaluyko also holds options to acquire 100,000 common shares. See "Description of Securities - Stock Options".
(6) Mr. Knowlton also holds options to acquire 100,000 common shares. See "Description of Securities - Stock Options".
(7) The shares beneficially owned by Mr. Sharp are registered in the name of Tideway Designs.
(8) Based on 5,856,478 common shares outstanding as of October 13, 1999 and assuming no exercise of outstanding options or warrants to acquire common shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Control of the Company resides with its shareholders which elect a Board of Directors to oversee the business and operations of the Company. The Board of Directors elects officers who are charged with carrying out the directions of the Board of Directors and conducting the day to day business affairs of the Company. The Company is authorized, pursuant to its articles of incorporation, to have a Board of Directors comprised of not less than three and not more than ten directors. The Board of Directors is currently comprised of six persons. Each director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth the name, municipality of residence, age, office held with the Company and the period during which such person has served as a director (if applicable).

------------------------------------------------------------------------------------------------------------
Name and Municipality of Residence        Age       Office Held                            Director Since

------------------------------------------------------------------------------------------------------------
Dieter Doederlein                         57        President, Chief Executive Officer     August 31, 1994
Mississauga, Ontario                                and Director

------------------------------------------------------------------------------------------------------------

Dale Newman/(2)/                          55        Chairman and Director                  August 31, 1994
Woodbridge, Ontario

------------------------------------------------------------------------------------------------------------

Paul Sansom/(1)/                          45        Vice-President, and Marketing Sales    December 3, 1997
Mississauga, Ontario                                and Director

------------------------------------------------------------------------------------------------------------

Troy Pocaluyko/(2)/                       34        Corporate Secretary and Director       March 25, 1999
Burlington, Ontario

------------------------------------------------------------------------------------------------------------

James Lewis/(1)//(2)/                     65        Director                               December 3, 1997
Kirkfield, Ontario

------------------------------------------------------------------------------------------------------------

Michael Knowlton/(1)/                     48        Director                               March 25, 1999
Mississauga, Ontario

------------------------------------------------------------------------------------------------------------

Tony Sharp                                67        Vice-President, Engineering            N/A
Agincourt, Ontario

------------------------------------------------------------------------------------------------------------

Notes:

(1)   Member of Audit Committee.
(2)   Member of Compensation Committee.

Except as otherwise indicated below, each of the directors and officers has held the position set forth above for each of the last five years.

Dieter Doederlein - President, Chief Executive Officer and Director, is a co-founder of the Company and has worked exclusively in his capacity as President and Chief Executive Officer since 1994. Mr. Doederlein has a Bachelor of Arts Degree from the University of Toronto and a Masters of Business Administration from the University of Western Ontario. Prior to 1994, Mr. Doederlein spent 30 years in senior management capacities in the packaged goods marketing field, with both established multi-national firms and start-up or turnaround situations, two of which were public companies. From 1982 to 1984, Mr. Doederlein was President and Chief Executive Officer of Beauty Counselors International Inc., a cosmetics and skin care company which was then listed on The Toronto Stock Exchange. From 1980 to 1982, Mr. Doederlein was a Director of North American Combustion Technologies Inc. and the President and Chief Executive Officer of its wholly-owned subsidiary, Sparktec Engine Performance Additives Inc., which marketed and distributed engine additives. At that time, North American Combustion Technologies Inc. was listed on the Vancouver Stock Exchange.

Dale Newman - Chairman and Director, is a co-founder of the Company and the founder and President of The M2000 Group Inc., a graphic design company with full service capabilities, including design, mechanical artwork, film and printing. Mr. Newman is also a director of The M2000 Group Inc. and DNH Mada Corporation.

Paul Sansom - Vice President, Sales and Marketing and Director, has been associated with the Company since September, 1997 and became a full-time employee of the Company on July 5, 1999. From 1991 to July, 1999, Mr. Sansom worked for Gelco Information Network, where he was responsible for sales and strategic relationships in Canada. Prior to that time, Mr. Sansom was a co-founder, Director and Vice-President of Spring Valley Water Company, a bottled water company in Southern Ontario.

Troy Pocaluyko - Corporate Secretary and Director, has been a partner in the law firm of Wildeboer Rand Thomson Apps & Dellelce for the past three years where he specializes in securities law and advises several Canadian public companies. Prior to that time, Mr. Pocaluyko was an associate with Wildeboer Rand Thomson Apps & Dellelce and, from January to May, 1994, was seconded to the Corporate Finance branch of the Ontario Securities Commission. Mr. Pocaluyko has a Bachelor of Physical Education Degree from McMaster University and a Bachelor of Laws Degree from the University of Toronto.

James Lewis - Director, is an independent consultant who has provided financial advisory services to early stage companies for the past 25 years and has worked on a variety of investment banking projects, including the disposition and financing of a number of public companies. Among the public companies that Mr. Lewis has represented are Lacana Mines Ltd., Stroud Resources Ltd. and Magnifoam Technology International Inc., all of which are listed on The Toronto Stock Exchange, and Noble Peak Resources, which is listed on the Alberta Stock Exchange. From 1956 to 1974, Mr. Lewis was the Executive Vice-President and Director of Standard Securities Ltd.

J. Michael Knowlton - Director, is a Chartered Accountant and has a Bachelor of Engineering Science Degree and a Masters of Business Administration from Queen's University. Mr. Knowlton is currently the Executive Vice-President and Chief Operating Officer of Dundee Realty Corporation, a real estate company listed on The Toronto Stock Exchange. From 1998 to 1999, Mr. Knowlton was the Managing Director, Limited Partnerships for Dundee Realty Corporation and, from 1990 to 1998, Mr. Knowlton served as Senior Vice-President and Chief Financial Officer of OMERS Realty Corporation.

Tony Sharp - Vice-President, Engineering, has a Masters of Engineering from the University of Toronto and has been involved in the design, development and marketing of a broad range of products using a variety of engineering disciplines. During the past five years, Mr. Sharp has served as the principal, and is the owner of Tideway Designs, which provides electrical, electronic and mechanical design and consulting services to manufacturing clients. Mr. Sharp has also been involved in the sale of custom opto-electronics in Japan and has been responsible for telecommunications and instrumentation installation on a crude oil pipeline in India.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth all compensation earned during each of the fiscal years ended August 31, 1999, 1998 and 1997 by Dieter Doederlein, the President and Chief Executive Officer of the Company (the "Named Executive Officer"). No other officer of the Company or its subsidiaries earned greater than US$100,000 in total salary and bonus during the most recently completed fiscal year of the Company. Effective July 29, 1999, the Company retained Paul Sansom as Vice-President, Sales and Marketing at an annual salary of C$120,000. See "Executive Compensation - Employee Agreements".

------------------------------------------------------------------------------------------------------------------
                                                  Annual Compensation               Long-Term
                                                                                   Compensation
------------------------------------------------------------------------------------------------------------------
Name and Position        Fiscal Year     Salary      Bonus      Other Annual       Securities        All Other
                                          ($)         ($)       Compensation     under Options      Compensation
                                                                    ($)               (#)               ($)
------------------------------------------------------------------------------------------------------------------
Dieter Doederlein,            1999       nil          nil       C$89,500/(1)/        100,000      C$26,093.40/(2)/
President and                 1998       nil          nil       C$78,000/(1)/        100,000      C$21,839.60/(2)/
 Chief Executive Officer      1997       nil          nil       C$78,000/(1)/      1,000,000       C$6,155.85/(2)/

------------------------------------------------------------------------------------------------------------------

Notes:

(1) Payments in respect of services provided by Mr. Doederlein were made to 879314 Ontario Inc., a management company controlled by Mr. Doederlein's spouse.
(2) Represents payments made to Mr. Doederlein as reimbursement for travel and other out-of-pocket expenses incurred in connection with services provided to the Company, including applicable taxes.
(3) No options were granted to the Company's Named Executive Officer during the fiscal year ended August 31, 1999.
(4) No options were exercised by the Named Executive Officer during the fiscal year ended August 31, 1999.

Compensation of Directors

The directors of the Company do not receive salaries or fees for serving as directors of the Company, nor do they receive any compensation for attending meetings of the Board of Directors or serving on committees of the Board of Directors. The Company may, however, determine to compensate its directors in the future. In addition, the directors of the Company are entitled to participate in the Company's stock option plan. See "Description of Securities-Stock Options".

Employment Agreements

Dieter Doederlein and the Company have entered into an employment agreement (the "Doederlein Agreement") dated as of August 1, 1999 pursuant to which Mr. Doederlein has been retained as the President and Chief Executive Officer of the Company. The term of the Doederlein Agreement is for three years expiring on August 30, 2002, and is automatically renewed for successive one year terms unless notice is otherwise provided by either party. Pursuant to the Doederlein Agreement, Mr. Doederlein is paid a monthly salary of C$11,000. The Doederlein Agreement contains customary non-competition and non-solicitation provisions.

The Company has also entered into an employment agreement (the "Sansom Agreement") dated as of July 29, 1999 with Paul Sansom who is also a director of the Company, pursuant to which the Company has retained Mr. Sansom as Vice-President, Sales and Marketing at an annual salary of C$120,000. The Sansom Agreement has a two year term expiring June 30, 2001, and is automatically renewed for successive one year terms unless notice is otherwise provided by either party. The Sansom Agreement contains customary non-competition and non-solicitation provisions.

The Company does not currently have any formal benefit plans. It does intend, however, to establish an employee benefit plan comparable to employee benefit plans established by companies that are similar to the Company. The Company also intends to establish an annual bonus pool to be created from the annual profits earned by the Company and awarded at the discretion of the Company's directors. The Company also has a stock option plan for directors, senior officers and employees of, and for consultants and other service providers to, the Company and its subsidiaries, enabling them to purchase common shares of the Company. See "Description of Securities - Stock Options".

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into a financial advisory agreement dated as of July 1, 1997 with James Lewis, a director of the Company. Pursuant to the agreement, the Company has retained Mr. Lewis on a non-exclusive basis as a financial advisor to the Company for a period of three years. In consideration of such services, Mr. Lewis is paid C$25,000 per year during the term of the agreement to be satisfied by the issuance to Mr. Lewis by the Company of 50,000 common shares of the Company per year having an ascribed value of C$0.50 per share. The agreement may be terminated by either the Company or Mr. Lewis at any time.

Under an agreement dated December 3, 1997 between the Company and The M2000 Group Inc. ("M2000"), M2000 granted to the Company an option (the "M2000 Option") to purchase 1,600,000 common shares of the Company owned by M2000 at any time up to 5:00 p.m. (Toronto time) on May 1, 1999 at a price of C$0.25 per common share. On May 6, 1999, the Company partially exercised the M2000 Option and purchased 175,000 common shares from M2000 for cancellation. M2000 is controlled by Dale Newman, a director and the Chairman of the Company.

The Company and M2000 have also entered into a right of first refusal agreement dated May 4, 1999. Pursuant to that agreement, the Company has agreed that until 5:00 p.m. (Toronto time) on September 27, 2002, the Company will not purchase or agree to purchase any art, film or printing supplies or services from any third party unless the Company has given M2000 the right of first refusal to provide such products and services. Under the terms of the agreement, the Company is entitled to source and obtain these products and services from third party suppliers in the event that M2000 is unable or unwilling to match more favourable terms provided by such third party suppliers.

Troy Pocaluyko, who is a director of the Company, is a partner of Wildeboer Rand Thomson Apps & Dellelce, which has rendered and from time to time will render legal services to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares, issuable in two series, of which 500,000 Series 1 Class A Preference Shares and 1,000,000 Series 2 Class A Preference Shares have been authorized for issuance. As at October 13, 1999, the Company had 5,856,478 common shares, no Series 1 Class A Preference Shares and no Series 2 Class A Preference Shares issued and outstanding as fully paid and non-assessable shares in the capital of the Company. The Company has also issued, and there remain outstanding, warrants to purchase an aggregate of 113,000 common shares and options to purchase an aggregate of 1,335,800 common shares.

Common Shares

The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote on the basis of one vote in respect of each common share held in connection with any matter to be acted upon at a meeting of the shareholders. Holders of common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company and to receive all of the property remaining after the Company has paid out its liabilities, subject to the prior rights of holders of the Preference Shares.

Preference Shares

The Class A Preference Shares are issuable in two series and carry the designation, rights, privileges, restrictions and conditions set forth in the Articles of the Company appended hereto. The Company has no current intention to issue any Class A Preference Shares. If issued, however, the Preference Shares of each series shall be entitled to a preference over the common shares and the shares of any other class ranking junior to the Preference Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company and shall have the following additional rights, privileges and restrictions.

     Series 1 Preference Shares

The first series of Class A Preference Shares consists of up to 500,000 Class A Preference Shares, designated as Series 1 Class A Preference Shares (the "Series 1 Shares"). The Series 1 Shares are issuable for a subscription price of $1.75 per Series 1 Share (the "Series "Subscription Price"). The holders of Series 1 Shares are entitled to receive notice of and to attend and to vote at all meetings of shareholders of the Company, with each holder of Series 1 Shares being entitled to one vote per Series 1 Share held in connection with each matter to be voted upon at a meeting of shareholders.

The holders of Series 1 Shares are entitled to receive preferential cumulative dividends at the rate of 8% per annum on the Series 1 Subscription Price, as and when declared by the Board of Directors out of moneys of the Company properly applicable to the payment of dividends, calculated on a per diem basis from the date of issuance and payable semi-annually to holders of outstanding Series 1 Shares on the first day of March and September of each year. If the Company has not completed a Going Public Transaction (as hereinafter defined) by 5:00 p.m. (Toronto time) on August 31, 2000 (the "Transaction Deadline"), the holders of Series 1 Shares shall be entitled to receive additional preferential cumulative dividends equivalent to one percent (1%) of the annual net income of the Company after income taxes, amortization and depreciation as reported in the Company's audited financial statements for the immediately preceding fiscal year for each $100,000 stated capital amount of Series 1 Shares held by them calculated on a per diem basis from September 1, 2000 and payable quarterly to holders of outstanding Series 1 Shares on the first day of March, June, September and December of each year commencing December 1, 2000.

Any holder of Series 1 Shares shall be entitled at the holder's option at any time and from time to time on or before 5:00 p.m. (Toronto time) (the "Automatic Conversion Time") on the date on which the Company completes a Going Public Transaction (as hereinafter defined) to have all or any of the Series 1 Shares held by the holder converted into common shares of the Company upon the basis of one common share for each Series 1 Share in respect of which the conversion right is exercised. The term "Going Public Transaction" means a transaction or series of transactions, whether by means of an initial public offering, a reverse take-over, merger, amalgamation, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction or other combination with a public corporation or, if none of the foregoing is completed, any other transaction acceptable to the holders of Series 1 Shares, which results in the common shares of the Company, or the capital stock of a reporting issuer under the securities legislation of one or more of the provinces of Canada or similar legislation of one or more of the states in the United States of America received in exchange for common shares of the Company, being conditionally approved for trading on a stock exchange or on an over-the-counter market in Canada or the United States of America. If the Company has not completed a Going Public Transaction prior to the Transaction Deadline, all holders of Series 1 Shares whose Series 1 Shares have not been converted on or prior to the Transaction Deadline shall be entitled to receive 1.1 common shares of the Company (in lieu of one common share) for each Series 1 Share converted.

If the Company has not completed a Going Public Transaction on or before 5:00 p.m. (Toronto time) on August 31, 2002, the Company shall redeem, out of moneys of the Company properly applicable to such redemption, the whole of the then outstanding Series 1 Shares on payment of the Redemption Price for each Series 1 Share to be redeemed on September 1, 2002 (the "Redemption Date"). The term "Redemption Price" means that price per Series 1 Share which shall provide the holder thereof with a compounded annual return upon the Series 1 Subscription Price of 40% calculated from the date of issuance to and including the Redemption Date, plus the amount of any accrued but unpaid dividends, whether or not declared.

     Series 2 Preference Shares

The second series of Preference Shares consists of 1,000,000 Preference Shares, which are designated as Series 2 Class A Preference Shares (the "Series 2 Shares"). The Series 2 Shares entitle the holders thereof to the same rights and privileges as the Series 1 Shares except that the Series 2 Shares are issuable for a subscription price of $2.00 per Series 2 Share (the "Series 2 Subscription Price") and upon any redemption of the Series 2 Shares holders are entitled to receive the Series 2 Subscription Price.

Warrants

On June 30, 1999, the Company issued two series of common share purchase warrants entitling the holders thereof to subscribe for and purchase at any time prior to 5:00 p.m. (Toronto time) on June 30, 2001 up to an aggregate of 113,000 common shares of the Company. Each Series 1 Warrant, of which there are 25,000 issued and outstanding, entitles the holder to subscribe for and purchase one common share at a price of C$2.00 per share. Each Series 2 Warrant, of which there are 88,000 issued and outstanding, entitles the holder to subscribe for and purchase one common share at a price of US$1.64 per share.

Stock Options

The Company has established a stock option plan (the "Plan") for directors, senior officers and employees of, and for consultants and other service providers to, the Company and its subsidiaries, enabling them to purchase common shares of the Company. Under the Plan, options ("Options") for the purchase of common shares may be granted to employees, directors and senior officers of, and to consultants and other service providers to, the Company and its designated affiliates (the "Optionees"). In determining the number of common shares subject to each Option, consideration is given to the Optionee's present and potential contribution to the success of the Company. The exercise price per share shall not be less than the closing price of the common shares on any stock exchange on which the common shares may then be listed for trading on the trading day immediately prior to the date of grant, less any permitted discount. The period during which Options may be exercised is determined by the board of directors, in its discretion, to a maximum of five years from the date of grant.

Subject to adjustment in certain events, the maximum number of common shares reserved for issuance under the Plan is 1,000,000, being approximately 17% of the total number of the issued and outstanding common shares of the Company. The maximum number of common shares reserved for issue to any one person under the Plan may not exceed 5% of the total number of common shares outstanding immediately prior to such issuance and the maximum number of common shares that may be reserved for issue to Insiders (as that term is defined in the Securities Act (Ontario)) under the Plan may not exceed 10% of the number of common shares outstanding immediately prior to the grant of any such option or result in the issuance to Insiders, within a one year period, of in excess of 10% of the number of common shares outstanding immediately prior to the grant of any such option. All Options granted under the Plan are non-assignable, other than to a Company that is wholly-owned by the Optionee or to a registered retirement savings plan of which the Optionee is the beneficiary. As of October 13, 1999, the Company had granted to Optionees, and there were issued and outstanding, Options to acquire up to 700,000 common shares. The following table sets forth certain information concerning outstanding Options granted to the directors, executive officers and all other employees of the Company as of October 13, 1999:


---------------------------------------------------------------------------------------------------------------

                         Number of Common
                         Shares Under Option       Date of Grant        Expiry Date            Exercise Price

---------------------------------------------------------------------------------------------------------------
Directors (other than    200,000                   December 31, 1997    December 31, 2001      C$0.55
Executive Officers)      200,000                   April 22, 1999       December 31, 2001      C$1.75
(4 persons)

---------------------------------------------------------------------------------------------------------------

Executive Officers       200,000                   December 31, 1997    December 31, 2001      C$0.55
(2 persons)

---------------------------------------------------------------------------------------------------------------

Former Director          100,000                   December 31, 1997    December 31, 2001      C$0.55
(1 person)

---------------------------------------------------------------------------------------------------------------


In addition, options to acquire an aggregate of 635,800 common shares have been granted by the Company other than pursuant to the Plan in consideration of services provided to the Company. The following table sets forth certain information concerning outstanding options to acquire common shares which are in addition to those granted under the Plan as of October 13, 1999:

---------------------------------------------------------------------------------------------

Number of Common
Shares Under Option        Date of Grant          Expiry Date            Exercise Price

---------------------------------------------------------------------------------------------
 93,400                    December 31, 1997      December 31, 2001      C$0.20

---------------------------------------------------------------------------------------------

144,400                    December 31, 1997      December 31, 2001      C$0.25

---------------------------------------------------------------------------------------------

198,000                    December 31, 1997      December 31, 2001      C$0.55

---------------------------------------------------------------------------------------------

200,000/(1)/               July 1, 1999           December 31, 2001      C$2.25

---------------------------------------------------------------------------------------------

Notes:

(1) Vest as to 100,000 options, on July 1, 1999, and as to the remaining 100,000 options, on July 1, 2000.

                                    PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At the time of filing this Registration Statement, there is no established trading market for the Company's common shares. As of October 13, 1999, the Company had approximately 79 shareholders of record for its common shares and 5,856,478 common shares issued and outstanding.

The Company has not paid any dividends on its common shares to date. The board of directors of the Company intends to retain future earnings for reinvestment in the Company's business and therefore has no current intention to pay dividends as the common shares in the foreseeable future. The future payment of dividends is within the discretion of the Board of Directors of the Company and will depend on the Company's earnings, its capital requirements and financial condition and other relevant factors.


ITEM 2.  LEGAL PROCEEDINGS

In September, 1999, the Company was served with a statement of claim by Lead Dog Capital Inc. ("LDC"). Under the claim, LDC is seeking damages in the aggregate amount of C$25,000 for non-payment of fees which LDC alleges are owed by the Company as a result of certain due diligence performed by LDC on behalf of the Company. The Company believes that the claim is without merit and therefore intends to vigorously defend the claim.

In July, 1999, the Company became aware of the Protalk Talking Card, a trading card which incorporates audio technology. The Protalk Talking Card is manufactured by Telestar Interactive Corporation which is based in Cincinnati, Ohio. After a review of the Protalk Talking Card, the Company is investigating whether the Protalk Talking Card infringes certain claims of the Company's patents. The Company intends to diligently enforce and protect its intellectual property rights in respect of this alleged patent violation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 25, 1999, the shareholders of the Company appointed KPMG to replace Feldstein and Associates as its auditors. Feldstein and Associates concurred with the change and at no time has there been any disagreement on accounting or financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following are the only transactions involving the issuance of securities (other than stock options) by the Corporation during the preceding three years:

1. In May, 1996, the Company issued an aggregate of 35,000 common shares at a subscription price of C$0.20 per share to purchasers resident in the Province of Ontario.

2. In March 1997, the Company issued an aggregate of 55,000 common shares at a subscription price of C$0.50 per share to purchasers resident in the Province of Ontario.

3. In October, 1997, the Company issued an aggregate of 550,000 common shares at a subscription price of C$0.50 per share to purchasers resident in the Province of Ontario.

4. In December, 1997, the Company issued an aggregate of 550,000 common shares at a subscription price of C$0.50 per share to purchasers resident in the Province of Ontario.

5. In December, 1997, the Company issued an aggregate of 32,500 common shares to a director of the Company at a price of C$0.20 per share upon the conversion of a loan made to the Company in the principal amount of C$6,500.

6. In December, 1997, the Company issued an aggregate of 25,600 common shares to a director of the Company at a price of C$0.25 per share upon the conversion of a loan made to the Company in the principal amount of C$6,400.

7. From March to May, 1998, the Company issued an aggregate of 655,000 common shares at a subscription price of C$0.50 per share to purchasers resident in the Province of Ontario.

8. In November, 1998, the Company issued 5,000 common shares to a resident of the Province of Ontario and 12,000 common shares to a resident of the United States, in each case at a price of C$0.55 per share, in consideration of consulting services rendered to the Company.

9. In February, 1999, the Company issued 150,000 common shares to a purchaser resident in the Province of Ontario at a subscription price of C$0.65 per share.

10. In March, 1999, the Company issued 10,000 common shares to two residents of the United States at a price of US$1.00 per share in consideration of legal services provided to the Company.

11. In March, 1999, the Company issued an aggregate of 88,564 common shares at a subscription price of C$1.75 per share to a resident of the Province of Ontario.

12. In April, 1999, the Company issued 5,000 common shares to a resident of the United States at a price of C$1.75 per share in consideration of consulting and advisory services provided to the Company.

13. In June, 1999, the Company issued 50,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a subscription price of C$1.75 per unit to a resident in the Province of Ontario.

14. In June, 1999, the Company issued 176,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a subscription price of US$1.25 per unit to two residents of the United States.

15. In October, 1999, the Company issued 85,714 units, each consisting of one common share and one half of one common share purchase warrants at a subscription price of C$1.75 per unit to a resident of the Province of Ontario.

All issuances of securities by the Company have been made pursuant to the exemption provided by Section 4(2) under the Securities Act.


ITEM 5.  INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The by-laws of the Company provide that the Company shall indemnify to the fullest extent permitted by Canadian law directors and officers (and former officers and directors) of the Company. Such indemnification includes all costs and expenses and charges reasonably incurred in connection with the defence of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been an officer or director of the Company if such person was substantially successful on the merits in his or her defence of the action and he or she acted honestly and in good faith with a view to the best interests of the Company, and if a criminal or administrative action that is enforced by a monetary penalty, such person had reasonable grounds to believe his or her conduct was lawful.

Insofar as indemnification for liabilities arising under applicable securities legislation may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that such indemnification may be against public policy as expressed in the applicable securities legislation and may therefore be unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the applicable securities legislation and will be governed by the final adjudication of such issue.

It is the intention of the Company to obtain standard officers and directors insurance once it can be obtained on reasonably acceptable commercial terms.


ITEM 6.  FINANCIAL STATEMENTS

The following are the audited financial statements of the Company for the fiscal years ended August 31, 1998 and 1997.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    MICRA SOUNDCARDS INC.


                                    By: /s/ Dieter Doederlein
                                        ----------------------------------------
                                          Dieter Doederlein,
                                          President and Chief Executive Officer

                                    Dated:  October 14, 1999

                             MICRA SOUNDCARDS INC.
                             FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1998
                 (with comparative figures for 1997 - note 7)

                             MICRA SOUNDCARDS INC.


                                AUGUST 31, 1998



                                   I N D E X


                                                           Page

Auditors' report                                            1.


Balance sheet                                               2.


Statement of deficit                                        3.


Statement of operations                                     4.


Statement of changes in financial position                  5.


Notes to financial statements                               6.



                                     F-1-1

                         A U D I T O R S' R E P O R T



To the Shareholders of
Micra Soundcards Inc.

We have audited the balance sheet of Micra Soundcards Inc. as at August 31, 1998 and the statements of operations, deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.



FELDSTEIN & ASSOCIATES LLP
Chartered Accountants

Markham, Ontario
October 22, 1998

                                     F-1-2

                             MICRA SOUNDCARDS INC.
                                 BALANCE SHEET
                             AS AT AUGUST 31, 1998
                 (with comparative figures for 1997 - note 7)

                                                                      Restated
                                                            1998          1997
                                                                    (unaudited)
                                                               $             $


                                  A S S E T S
Current assets

  Cash                                                      136,590     5,486
  GST receivable                                                  0     6,310
  Prepaid expenses                                            4,743         0
  Income taxes receivable - note 2                           27,000    24,900
                                                           --------  --------

Total current assets                                        168,333    36,696
                                                           --------  --------

Capital assets - note 1(a)
  Computer equipment                                          6,898     2,317
  Furniture and fixtures                                      1,184       500
                                                           --------  --------
                                                              8,082     2,817
  Less: accumulated amortization                              2,978     1,523
                                                           --------  --------
                                                              5,104     1,294
                                                           --------  --------

Other assets
  Incorporation costs - net                                     619       722
  Development costs - note 1(b)                             472,857   235,368
                                                           --------  --------
                                                            473,476   236,090
                                                           --------  --------

Total assets                                                646,913   274,080
                                                           ========  ========




Approved on behalf of the Board:


_____________________ Director


_____________________ Director

                                     F-1-3

                             MICRA SOUNDCARDS INC.
                                 BALANCE SHEET
                             AS AT AUGUST 31, 1998
                 (with comparative figures for 1997 - note 7)


                                                                       Restated
                                                            1998           1997
                                                                    (unaudited)
                                                               $              $
                             L I A B I L I T I E S

Current liabilities

  Accounts payable and accrued liabilities                 74,926       117,358
  Loans payable                                                 0        30,500
                                                          -------      --------
                                                           74,926       147,858
                                                          -------      --------

                   S H A R E H O L D E R S ' E Q U I T Y


Capital stock - note 3                                    829,873       157,502

Contributed surplus                                        33,935        33,935

Deficit - page 3                                         (291,821)      (65,215)
                                                         --------      --------
                                                          571,987       126,222
                                                         --------      --------

                                                          646,913       274,080
                                                         ========      ========


Contingency - note 10

The accompanying notes are an integral part of these financial statements.

                                     F-1-4

                             MICRA SOUNDCARDS INC.
                             STATEMENT OF DEFICIT
                      FOR THE YEAR ENDED AUGUST 31, 1998
                 (with comparative figures for 1997 - note 7)



                                                            1998      1997
                                                               (unaudited)
                                                               $         $



(Deficit) retained earnings, beginning of year
 - as previously reported                                (26,955)    5,528


Retroactive change in accounting policy - note 5         (38,260)  (13,360)
                                                      ----------  --------


As restated                                              (65,215)   (7,832)


Net loss - page 4                                       (188,656)  (56,390)


Adjustment of prior year's refundable investment
 tax credits                                                   0      (993)


Share issue costs                                        (37,950)        0
                                                      ----------  --------

Deficit, end of year                                    (291,821)  (65,215)
                                                       =========  ========


The accompanying notes are an integral part of these financial statements.

                                     F-1-5

                             MICRA SOUNDCARDS INC.
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED AUGUST 31, 1998
                 (with comparative figures for 1997 - note 7)



                                                                    Restated
                                                           1998         1997
                                                                 (unaudited)
                                                              $            $

Revenue                                                       0            0
                                                        -------      -------
Expenses
 Management                                              41,586       39,000
 Travel                                                  31,177        1,355
 Professional fees                                       29,853        9,485
 Consulting                                              29,000            0
 Advertising and promotion                               27,670            0
 Office and general                                      15,281        1,934
 Rent                                                     8,000            0
 Meetings and conferences                                 4,531        4,015
 Amortization                                             1,558          601
                                                      ---------     --------

Total expenses                                          188,656       56,390
                                                      ---------     --------

Net loss                                               (188,656)     (56,390)
                                                      =========     ========


The accompanying notes are an integral part of these financial statements.


                                     F-1-6

                             MICRA SOUNDCARDS INC.
                  STATEMENT OF CHANGES IN FINANCIAL POSITION
                      FOR THE YEAR ENDED AUGUST 31, 1998
                 (with comparative figures for 1997 - note 7)


                                                           1998         1997
                                                                  (unaudited)
                                                              $            $
Operating activities
 Net loss                                              (188,656)     (56,390)
 Items not affecting working capital:
  Amortization of capital assets                          1,558          601
  Retroactive change in accounting policy               (38,260)     (13,360)
                                                      ---------     --------
                                                       (225,358)     (69,149)
 Net changes in non-cash working capital items:
  GST receivable                                          6,310       (1,307)
  Prepaid expenses                                       (4,743)           0
  Accounts payable and accrued liabilities              (42,432)     107,469
  Income taxes recoverable                               (2,100)       1,004
                                                      ---------     --------

Total cash (utilized in) generated from operations     (268,323)      38,017
                                                      ---------     --------

Investing activities
  Purchase of capital assets                             (5,265)           0
  Development costs                                    (199,229)     (59,071)
                                                      ---------     --------

Total cash utilized in investing activities            (204,494)     (59,071)
                                                      ---------     --------

Financing activities
  Loans payable                                         (30,500)      30,500
  Issue of shares                                       672,371            0
  Shareholder's loan                                          0         (150)
  Adjustment of refundable investment tax credits             0         (993)
  Share issue costs                                     (37,950)           0
                                                      ---------     --------

Total cash generated from financing activities          603,921       29,357
                                                      ---------     --------

Increase in cash during year                            131,104        8,303

Cash (bank indebtedness), beginning of year               5,486       (2,817)
                                                      ---------     --------

Cash, end of year                                       136,590        5,486
                                                      =========     ========


The accompanying notes are an integral part of these financial statements.

                                     F-1-7

                             MICRA SOUNDCARDS INC.

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1998




1.  Summary of significant accounting policies


    The accounting policies of the company are in accordance with generally accepted accounting principles.


    a)  Capital assets and amortization

        Capital assets are recorded at cost.

        Amortization is intended to write off the cost of the capital assets over their estimated useful lives. Amortization is provided as follows:


         Computer equipment          - 30% on a declining balance basis
         Furniture and fixtures      - 20% on a declining balance basis


    b)  Development costs

        Product development costs are capitalized once technical feasibility of the product has been established. The company has identified a market for the product and intends to market the developed product. No other development costs are capitalized. Such capitalized costs will be amortized over the expected life of the related product once commercial production has commenced.

        Amortization of development cost has been deferred to a future period as commercial production has not yet commenced.


2.  Income taxes receivable


    Income taxes receivable consist of refundable investment tax credits earned on scientific research and development (R&D) expenditures.

    The income tax claim for scientific R&D may be audited by taxation authorities and as such may be subject to material adjustments.

                                     F-1-8

                             MICRA SOUNDCARDS INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1998


3.  Capital stock

    (a) Authorized and issued share capital

        The authorized share capital consists of an unlimited number of common shares.
        The company had the following share transactions during the year:

                                                           # of Common    Amount
                                                          Shares issued        $

        Balance at August 31, 1997                            3,636,000   157,502
        Shares issued on exercise of options by
         directors, officers and other related
         parties                                              1,229,100     7,020
        Shares issued for cash                                1,353,100   660,401
        Shares issued for consulting services rendered            9,000     4,950
                                                              ---------  --------

        Balance at August 31, 1998                            6,227,200   829,873
                                                              =========  ========

    (b) Share repurchase

        The company has the option to repurchase 2,400,000 shares from two shareholders at an exercise price of $.25 per share. The option expires May 1, 1999.

    (c) Stock options

        The company has granted options to purchase common shares to directors, officers and other related parties under the company's stock option plan. A summary of the activity of the company's stock option plan for the year ended August 31, 1998 is summarized below:

                                                                                                      Weighted average
                                                                                                        Exercise price
                                                                                                  #                  $

        Outstanding, beginning of year                                                            0             0.0000
        Options granted                                                                   2,374,900             0.4800
        Exercised                                                                        (1,229,100)           (0.0057)
                                                                                         ----------           --------

        Outstanding and exercisable at year end                                           1,145,800             0.4800
                                                                                         ==========           ========

    Stock options outstanding at August 31, 1998 have the following expiration dates:

                                                                                                  #   Date

                                                                                            945,800   Dec. 31, 2001
                                                                                            200,000   July 16, 2003
                                                                                         ----------
                                                                                          1,145,800
                                                                                         ==========

                                     F-1-9

                             MICRA SOUNDCARDS INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1998



4.   Financial instruments and risk management

     Financial instruments recognized in the balance sheet include cash and accounts payable.

     a)      Foreign exchange risk

             A portion of the company's accounts payable is dominated in US dollars. The company has not hedged this exposure.

     b)      Fair value

             The company believes that the carrying value in the financial statements of its cash, income taxes receivable and accounts payable and accrued liabilities approximate fair value because of their short-term to maturity.


5.   Retroactive change in accounting policy

     Prior year's financial statements did not conform to generally accepted accounting principles as the investment tax credits for development costs were recorded as a credit to the provision for income taxes. The 1997 comparative figures have been restated to reflect the investment tax credits as a reduction of development costs under the cost reduction method in accordance with generally accepted accounting principles.


6.   Related party transactions

     In addition to the related party transactions disclosed in note 3, the following related party transactions took place during the year.

     a) Management fees in the amount of $78,000 were paid to a company controlled by the spouse of a director.

     b) Consulting fees in the amount of $29,000 were paid to a company controlled by a director.

     c) Engineering fees in the amount of $15,138 were paid to a company controlled by an officer.

     d) Rent in the amount of $8,000 was paid to a company controlled by a director.


7.   Comparative figures

     The comparative figures presented in these financial statements were issued with a Notice to Reader.

                                     F-1-10

                             MICRA SOUNDCARDS INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1998


  8. Loss carry-forwards

     The company has non-capital loss carry-forwards in the amount of $369,891. These losses can be applied against future taxable income and expire as follows:


                2002        $ 11,431
                2003          10,765
                2004          66,691
                2005         281,004
                            --------
                            $369,891
                            ========

  9. Year 2000

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.  Contingency

     During the year, a company provided certain financial services to Micra Soundcards Inc. which were considered unsatisfactory. Accordingly, Micra Soundcards Inc. has paid only a partial amount to the company, leaving an outstanding balance of $28,500. Micra Soundcards Inc. has no intention to pay this outstanding balance.

                                     F-1-11

                             MICRA SOUNDCARDS INC.
                             FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1997
                 (with comparative figures for 1996 - note 8)

                             MICRA SOUNDCARDS INC.


                                AUGUST 31, 1997



                                   I N D E X


                                                                   Page



Auditors' report                                                     1.

Balance sheet                                                        2.

Statement of deficit                                                 3.

Statement of operations                                              4.

Statement of changes in financial position                           5.

Notes to financial statements                                        6.

                                     F-2-1

                       A U D I T O R S '    R E P O R T



To the Shareholders of
Micra Soundcards Inc.

We have audited the balance sheet of Micra Soundcards Inc. as at August 31, 1997 and the statements of operations, deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1997 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.



FELDSTEIN & ASSOCIATES LLP
Chartered Accountants

Markham, Ontario
August 12, 1999

                                     F-2-2

                             MICRA SOUNDCARDS INC.
                                 BALANCE SHEET
                             AS AT AUGUST 31, 1997
                 (with comparative figures for 1996 - note 8)


                                         1997     1996
                                           (unaudited)
                                            $        $
                     A S S E T S

Current assets
  Cash                                  5,486        0
  GST receivable                        6,310    5,003
  Income taxes receivable - note 2     24,900   25,904
                                      -------  -------

Total current assets                   36,696   30,907
                                      -------  -------

Capital assets - note 1(a)
  Computer equipment                    2,317    2,317
  Furniture and fixtures                  500      500
                                      -------  -------
                                        2,817    2,817
  Less: accumulated amortization        1,523    1,025
                                      -------  -------
                                        1,294    1,792
                                      -------  -------

Other assets
  Incorporation costs - net               722      825
  Development costs - note 1(b)       235,368  176,297
                                      -------  -------
                                      236,090  177,122
                                      -------  -------

Total assets                          274,080  209,821
                                      =======  =======



Approved on behalf of the Board:


_______________ Director

_______________ Director

                                     F-2-3

                             MICRA SOUNDCARDS INC.
                                 BALANCE SHEET
                             AS AT AUGUST 31, 1997
                 (with comparative figures for 1996 - note 8)


                                                   1997       1996
                                                     (unaudited)
                                                       $         $
                 L I A B I L I T I E S


Current liabilities
  Bank indebtedness                                    0     2,817
  Accounts payable and accrued liabilities       117,358     9,889
  Loans payable - note 3                          30,500         0
  Shareholders' loan                                   0       150
                                                 -------    ------
                                                 147,858    12,856
                                                 -------    ------



        S H A R E H O L D E R S '    E Q U I T Y



Capital stock
  Common shares
    Authorized: an unlimited number of shares
    Issued and fully paid: 3,601,000 shares      157,502   157,502

Contributed surplus                               33,935    33,935

(Deficit) retained earnings - page 3             (65,215)    5,528
                                                 -------   -------
                                                 126,222   196,965
                                                 -------   -------

                                                 274,080   209,821
                                                 =======   =======


The accompanying notes are an integral part of these financial statements.

                                     F-2-4

                             MICRA SOUNDCARDS INC.
                             STATEMENT OF DEFICIT
                      FOR THE YEAR ENDED AUGUST 31, 1997
                 (with comparative figures for 1996 - note 8)



                                                          1997       1996
                                                              (unaudited)
                                                             $          $



Retained earnings, beginning of year
 - as previously reported                                5,528      4,011


Retroactive change in accounting policy - note 6       (13,360)         0
                                                     ---------    -------

As restated                                             (7,832)     4,011


(Net loss) income - page 4                             (56,390)     1,517


Adjustment of prior year's refundable investment
  tax credits                                             (993)         0
                                                     ---------    -------

Deficit, end of year                                   (65,215)     5,528
                                                     =========    =======


The accompanying notes are an integral part of these financial statements.

                                     F-2-5

                             MICRA SOUNDCARDS INC.
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED AUGUST 31, 1997
                 (with comparative figures for 1996 - note 8)




                                                            1997      1996
                                                               (unaudited)
                                                            $            $


Revenue                                                     0            0
                                                    ---------     --------
Expenses
 Management                                            39,000            0
 Travel                                                 1,355            0
 Professional fees                                      9,485       10,695
 Office and general                                     1,934           20
 Meetings and conferences                               4,015            0
 Amortization                                             601        1,128
                                                    ---------     --------

Total expenses                                         56,390       11,843
                                                    ---------     --------

Loss before provision for income taxes                (56,390)     (11,843)

Provision for income taxes
 Refundable investment tax credits                          0       13,360
                                                    ---------     --------

Net (loss) income                                     (56,390)       1,517
                                                    =========     ========

The accompanying notes are an integral part of these financial statements.

                                     F-2-6

                             MICRA SOUNDCARDS INC.
                  STATEMENT OF CHANGES IN FINANCIAL POSITION
                      FOR THE YEAR ENDED AUGUST 31, 1997
                 (with comparative figures for 1996 - note 8)



                                                         1997         1996
                                                                (unaudited)
                                                            $            $
Operating activities
 Net (loss) income                                    (56,390)       1,517
 Items not affecting working capital:
  Amortization of capital assets                          601        1,128
  Retroactive change in accounting policy             (13,360)           0
                                                     --------     --------
                                                      (69,149)       2,645
 Net changes in non-cash working capital items:
  GST receivable                                       (1,307)         155
  Accounts payable and accrued liabilities            107,469        8,389
  Income taxes receivable                               1,004      (10,413)
                                                     --------     --------

Total cash generated from operations                   38,017          776
                                                     --------     --------

Investing activities
  Development costs                                   (59,071)     (73,770)
                                                     --------     --------

Total cash utilized in investing activities           (59,071)     (73,770)
                                                     --------     --------

Financing activities
  Loans payable                                        30,500            0
  Issue of shares                                           0        7,000
  Shareholders' loan                                     (150)           0
  Adjustment of refundable investment tax credits        (993)           0
  Contributed surplus                                       0       33,935
                                                     --------     --------

Total cash generated from financing activities         29,357       40,935
                                                     --------     --------

Increase (decrease) in cash during year                 8,303      (32,059)

(Bank indebtedness) cash, beginning of year            (2,817)      29,242
                                                     --------     --------

Cash (bank indebtedness), end of year                   5,486       (2,817)
                                                     ========     ========

The accompanying notes are an integral part of these financial statements.

                                     F-2-7

                             MICRA SOUNDCARDS INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1997


1.  Summary of significant accounting policies

    The accounting policies of the company are in accordance with generally accepted accounting principles.

    a)  Capital assets and amortization

        Capital assets are recorded at cost.

        Amortization is intended to write off the cost of the capital assets over their estimated useful lives. Amortization is provided as follows:

         Computer equipment          - 30% on a declining balance basis
         Furniture and fixtures      - 20% on a declining balance basis

    b)  Development costs

        Product development costs are capitalized once technical feasibility of the product has been established. The company has identified a market for the product and intends to market the developed product. No other development costs are capitalized. Such capitalized costs will be amortized over the expected life of the related product once commercial production has commenced.

        Amortization of development cost has been deferred to a future period as commercial production has not yet commenced.

    c)  Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.


2.  Income taxes receivable

    Income taxes receivable consist of refundable investment tax credits earned on scientific research and development (R&D) expenditures.

    The income tax claim for scientific R&D may be audited by taxation authorities and as such may be subject to material adjustments.


3.  Loans payable

    Loans payable bear interest at prime and are due on demand.

                                     F-2-8

                             MICRA SOUNDCARDS INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1997



4.  Subsequent event

    a) Subsequent to the year end, the company issued and redeemed shares as follows:

                                                                     # of
        Shares                                              common shares                $
          Shares issued by exercise of options
            by directors, officers and other
            related parties                                    1,239,100            12,120

          Shares issued for cash                               1,637,664           998,388

          Shares issued for consulting services                  325,000           333,200

          Shares redeemed                                       (975,000)         (243,750)
                                                               ---------        ----------
                                                               2,226,764         1,099,958
                                                               ---------        ----------

    b) The company has subsequently granted options to purchase common shares to directors, officers and other related parties under the company's stock option plan (see below). The options expire on December 31, 2001 and have a weighted average exercise price of approximately $1 each.

         Options granted                           2,889,900
         Options exercised                        (1,239,100)
         Options cancelled                          (200,000)
                                                  ----------
                                                   1,450,800
                                                  ==========

    c)  Share repurchase

        Subsequent to the year end, the company was granted an option to repurchase 2,400,000 shares from two shareholders at $0.25 per share. The company repurchased 975,000 shares for $243,750. The remaining options have expired.


5.  Financial instruments and risk management

    Financial instruments recognized in the balance sheet include cash and accounts payable.

    a)  Foreign exchange risk

        A portion of the company's accounts payable is denominated in US dollars. The company has not hedged this exposure.

    b)  Fair value

        The company believes that the carrying value in the financial statements of its cash, GST receivable, income taxes receivable and accounts payable and accrued liabilities and loans payable approximate fair value because of their short-term to maturity.

                                     F-2-9

                             MICRA SOUNDCARDS INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED AUGUST 31, 1997


  6. Retroactive change in accounting policy

     Prior year's financial statements did not conform to generally accepted accounting principles as the investment tax credits for development costs were recorded as a credit to the provision for income taxes. The 1997 figures have been adjusted to reflect the prior year's investment tax credits as a reduction of development costs under the cost reduction method in accordance with generally accepted accounting principles. The 1996 comparative figures have not been restated.

  7. Related party transactions

     In addition to the related party transactions disclosed in note 4, the following related party transactions took place during the year.

     a) Consulting fees in the amount of $29,000 were paid to a company controlled by a director.

     b) Engineering fees in the amount of $8,707 were paid to a company controlled by an officer.

  8. Comparative figures

     The comparative figures presented in these financial statements were issued with a Notice to Reader.

  9. Loss carry-forwards

     The company has non-capital loss carry-forwards in the amount of $88,887. These losses can be applied against future taxable income and expire as follows:



                        2002        $11,431
                        2003         10,765
                        2004         66,691
                                    -------
                                    $88,887
                                    =======


10.  Year 2000

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                     F-2-10

                                    PART III


ITEM 1. INDEX TO EXHIBITS


3(i).  Articles of Incorporation and Amendments

3(ii). By-laws

4.     Instruments Defining Rights of Securityholders

10.    Material Contracts

       (i)    Employment Agreement of Dieter Doederlein

       (ii)   Employment Agreement of Paul Sansom

       (iii)  Employee Stock Option Plan

       (iv)   Financial Advisory Agreement - Howard Tepper

       (v)    Financial Advisory Agreement - James Lewis

       (vi)   Memorandum of Agreement - Robert Brill

       (vii)  Right of First Refusal Agreement  - Micra and The M2000 Group

       (viii) Consulting Agreement - Price International Inc.

       (ix)   Distribution Agreement - Bid-Com International Inc.

       (x)    Distribution Agreement - HA.LO Canada Inc.

       (xi)   Marketing Agreement - Ficel Marketing Group

       (xii)  Joint Development and Marketing Agreement - Upper Deck

21.    Subsidiaries

99.    Risk Factors